BARACK FERRAZZANO KIRSCHBAUM & NAGELBERG LLP

200 WEST MADISON STREET, SUITE 3900

CHICAGO, ILLINOIS 60606

Telephone  (312) 984-3100

Facsimile  (312) 984-3150

November 26, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention: Jessica Livingston

Re:                             First Business Financial Services, Inc.
Registration Statement on Form S-1
Filed November 1, 2012
File No. 333-184690

Dear Ms. Livingston:

On behalf of First Business Financial Services, Inc. (the “Company”), we hereby submit the following responses to the comments contained in the letter from the staff of the Securities and Exchange Commission (the “Commission”), dated November 19, 2012, to Corey A. Chambas, President and Chief Executive Officer of the Company, with respect to the above-referenced filing.  For your convenience, enclosed is a copy of Amendment No. 1 to Form S-1 (“Amendment No. 1”) that is being filed with the Commission today, which has been marked to show changes against the related disclosures contained in the initial S-1 filing.

Please note the numbered items below correspond to the number of the corresponding comment (set forth in bold italics below) from the comment letter.  Unless otherwise indicated, page references in our responses correspond to the pages in Amendment No. 1.

General

1.              As far as practicable, please fill-in all blanks in the next amendment.

The Company believes that all remaining blanks in the Amendment No. 1 are contingent on the Company establishing the number of shares to be offered and the final pricing of the shares in the offering.  The remaining blanks regarding share numbers will be completed in a future amendment that includes the preliminary prospectus that will be initially used for marketing the offering (except for those blanks that cannot be completed until the offering has priced and thus will not be filled in until the final prospectus).

Prospectus Cover Page

2.              Revise to state that this is your initial public offering and confirm that no distribution of the Prospectus will be made until the number of shares is included.

As we discussed with the staff on November 21, 2012, because, among other things, the Company is subject to reporting under the Securities Exchange Act of 1934, the Company’s common stock is listed on the Nasdaq Global Market, and the Company has effective Form S-8 Registration Statements on file with the Commission, we do not believe that it is accurate to refer to this offering as the Company’s “initial public offering.”  With the staff’s agreement, we have not included that terminology on the cover page of the prospectus.  The Company will complete the blanks regarding the number of shares to be offered prior to distributing the preliminary prospectus used for marketing the offering.

3.              Revise the cover page to state the firm commitment nature of the underwriting arrangements.

As we discussed with the staff on November 21, 2012, we believe that the Underwriting section in the prospectus (see pages 99-102) clearly sets forth the firm commitment nature of the underwriting arrangement and that the disclosure provided on the cover page of the Prospectus complies with Form S-1, particularly Item 502 of Regulation S-K.  With the staff’s agreement, we have not included additional information regarding the underwriting arrangement to the cover page of the prospectus.

Prospectus Summary
General

4.              Revise to add demographic and economic data from your market area, such as, commercial vacancy rates and their trend, unemployment trends, etc.

In response to the staff’s comment, the Company added a new subsection entitled “Our Market Area” to the “Prospectus Summary” in Amendment No. 1 (see pages 4-5).

Our Business Lines, page 1

5.              Revise to disclose, where applicable, the percentage of total loans that each line comprises.

The Company revised the disclosure in this section in response to the staff’s comments. Please refer to the amended disclosure contained in Amendment No. 1 (see pages 1-2 and 71-72).

The Offering, page 7

6.              Revise to disclose the percentage of shares being offered to those outstanding.

The Company revised the disclosure in this section in response to the staff’s comments. Please refer to the amended disclosure contained in Amendment No. 1 (see page 9).

7.              Revise to clearly state the approximate dollar amount to be repaid on the 2018 Subordinated Debt. Make corresponding changes throughout the Prospectus.

The Company revised the disclosure in this section in response to the staff’s comments. Please refer to the amended disclosure contained in Amendment No. 1 (see pages 9 and 31).

Use of Proceeds, page 29

8.              Revise to disclose the interest rate on the subordinated debt to be repaid.

The Company revised the disclosure in this section in response to the staff’s comments. Please refer to the amended disclosure contained in Amendment No. 1 (see pages 9 and 31).

Underwriting, page 97

9.              Provide the itemized underwriting expense disclosure required by Item 511 of Regulation S-K.

The Company added the detailed estimate of expenses in Item 2 of Part II to Amendment No. 1 and inserted the estimate of expenses into the “Underwriting” section of the prospectus (see page 100).

Part II. Exhibits

10.       We note that the identification of the certifying individuals at the beginning of Exhibits 31.1 and 31.2 as required by Exchange Act Rule 13a-14(a) also includes the titles of the certifying individuals. In future filings, the identification of the certifying individuals at the beginning of the certifications should be revised so as not to include the individual’s title.

The Company has represented to us that certifying individuals’ titles will not be included in the beginning of the certifications filed as Exhibits 31.1 and 31.2 in the Company’s future filings.

11.       Please file the excluded exhibits, including the legal opinion, as we may have comments.

The Company has filed the excluded exhibits, including the form of underwriting agreement and legality opinion as Exhibits 1.1 and 5.1, respectively, to Amendment No. 1 in response to the staff’s comments.

Form 10-K

Item 1. Business, page 4

12.       In future filings include a discussion of your market area that includes material demographic information, such as population trends regarding growth, age and per capita income, and name the major employers and the primary types of employment in your market area.

The Company has represented to us that it will include in future Form 10-K reports a discussion of the Company’s market areas that includes material demographic material.  The anticipated disclosure will be similar to the added disclosure to the Amendment No. 1 in response to the staff’s comment No. 4.

13.       In future filings disclose here or in your MD&A the risks inherent in your various loan types, noting which are at higher risk.

The Company has represented to us that it will include in Part I Item 1. Business of future Form 10-K reports a discussion of the risks inherent in the various loan types.

Item 13: Certain Relationships and Related Transactions

14.       In future filings, revise the disclosure to state, if true, that all loans were made in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  For the updated disclosure requirements, refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

The Company has represented to us that it will include in future filings the required disclosure of Item 404(a) of Regulation S-K.

15.       Advise us whether you could have made the Item 404(a) disclosure cited above in your 2011 10-K filing. If not, amend.

The Company has represented to us that it could have made the Item 404(a) disclosure cited above in the staff’s comment No. 14 in the Company’s Form 10-K filing for the year ended December 31, 2011.

*     *     *     *     *

The Company believes the foregoing provides a complete response to the staff’s letter dated November 19, 2012.  The Company would like to be in a position to begin marketing its stock offering on December 3, 2012, although the timing of the marketing process will be dependent economic and market conditions.  Accordingly, we greatly appreciate your prompt review of and assistance with this response.  Please contact me as soon as possible if you have any questions or require any additional information.

Very truly yours,

/s/ ROBERT M. FLEETWOOD

Robert M. Fleetwood

Enclosures

cc:                                Corey A. Chambas, First Business Financial Services, Inc.

Barbara M. Conley, First Business Financial Services, Inc.